UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

OYOCAR GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	98-1742455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

23 Jalan Pulai Mesra 9, Bandar Kangkar Pulai, 81110, Johor Bahru Johor, Malaysia

(Address of principal executive offices) (Zip code)

+60 124786028

(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQURIED IN CONNECTION WITH

THE SCHEDULE 14F-1. NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

July 28, 2026

____________________________________________________________________

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by Oyocar Group Inc.

____________________________________________________________________

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Oyocar Group Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF OYOCAR GROUP INC., NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement relates to a change in the composition of our Board of Directors (the “Board”) that occurred on July 20, 2026, when there occurred a change in control of Oyocar Group Inc., a Nevada corporation (the “Company”). On such date, pursuant to two separate stock purchase agreement (the “Change-in-Control Agreements”), Hoo Boon Lee acquired a total of 11,985,000 shares of the Company’s common stock (the “Control Shares”) from Jonathan Rafael Perez Peralta (as to 7,985,000 of the Control Shares) and Julissa de Jesus (as to 4,000,000 of the Control Shares). The Control Shares represent approximately 78.14% of the outstanding shares of the Company’s common stock and constitute voting control of the Company.

This Information Statement is being mailed on or about July 28, 2026.

Pursuant to the Change-in-Control Agreements, the majority of the Board at the closing of the Change-in-Control Agreement changed: Jonathan Rafael Perez Peralta, the Company’s prior Sole Director, resigned and appointed Hoo Boon Lee as the Company’s Sole Director.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). However, this Information Statement is not timely filed.

Please read this Information Statement carefully. It describes the terms of the Change-in-Control Agreement and contains certain biographical and other information concerning our new sole officer and director. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of July 20, 2026, our outstanding capital stock entitled to vote at a meeting of our shareholders included only our common stock. Each share of common stock entitles the holder thereof to one vote. As of July 20, 2026, there were 15,337,250 shares of our common stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the Change-in-Control Agreement, the majority of the Board at the closing of the Change-in-Control Agreement changed: Jonathan Rafael Perez Peralta, the Company’s prior Sole Director, resigned and appointed Hoo Boon Lee as the Company’s Sole Director.

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DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Prior to the Change in Control

The following table sets forth the officers and directors of Oyocar Group Inc. immediately prior to the July 20, 2026, change-in-control transaction.

Name	Age	Position(s)

Jonathan Rafael Perez Peralta	36	President, Treasurer, Secretary and Director
Julissa de Jesus	23	Secretary

Jonathan Rafael Perez Peralta. For the last 11 years Mr. Perez, has been managing his own car rental business, Ogando Rent Car in Sosua, Dominican Republic.

Julissa de Jesus. After graduating school in 2019, Ms. De Jesus has been working as a secretary in Ogando Rent Car, Mr. Perez’s car rental business.

Executive Officer and Director Following the Change-in-Control Agreement

Upon the consummation of the Change-in-Control Agreement, the following individual was appointed as the Sole Director and Executive Officer of the Company.

Name	Age	Position
Hoo Boon Lee	43	Director, President, Chief Executive Officer, Treasurer and Secretary

Hoo Boon Lee. Ms. Lee is a Malaysian business professional with over 10 years of experience in business development, financial services, and client relationship management. She possesses extensive experience in corporate communication, strategic partnerships, and market expansion. With strong analytical skills and a deep understanding of the Malaysian business environment, she has successfully supported companies in developing client networks, managing partnerships, and achieving business growth objectives. Since 2021, Ms. Lee has served as Business Development Manager of a large Malaysia Financial Services Company, where her duties included developing and maintain long-term relationships with corporate clients and strategic partners. From 2017 to 2021, she served as an Investment Relations Executive of a large Malaysia Investment Advisory Firm, where her responsibilities included managing relationships with individual and institutional clients.

Terms of Office

The Sole Executive Officer is appointed until his successor is duly elected and qualified or until his earlier resignation or removal in accordance with the Company’s bylaws. The Sole Director is appointed for a one-year term or until his successor is duly elected and qualified or until his earlier resignation or removal in accordance with the Company’s bylaws.

Family Relationships

With only a single person serving as the Sole Director and Sole Executive Officer, there exist no family relationships.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Effective July 20, 2026, there occurred a change in control of the Company. On such date, pursuant to two separate stock purchase agreement (the Change-in-Control Agreements), Hoo Boon Lee acquired a total of 11,985,000 shares of the Company’s common stock (the Control Shares) from Jonathan Rafael Perez Peralta (as to 7,985,000 of the Control Shares) and Julissa de Jesus (as to 4,000,000 of the Control Shares). The Control Shares represent approximately 78.14% of the outstanding shares of the Company’s common stock and constitute voting control of the Company. The total consideration paid by Ms. Lee for the Control Shares was $565,000.00 in cash at the closing.

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In conjunction with the Change-in-Control Agreement, on July 20, 2026, Jonathan Rafael Perez Peralta resigned as the Company’s Sole Director, President and Treasurer, Julissa de Jesus resigned as the Company’s Secretary and Hoo Boon Lee was appointed as the Company’s Sole Director, President, Chief Executive Officer, Treasurer and Secretary.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

The Company does not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Nevada Revised Statutes.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Nevertheless, the Company’s Sole Director, Hoo Boon Lee, is not considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended August 31, 2025. The Board has conducted all of its business and approved all corporate action during the fiscal year ended August 31, 2025, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer and director at the address appearing on the first page of this Information Statement.

Committees of the Board

As the Company’s common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, the Company is not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to the Company’s small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions, nor does the Company have any procedures by which security holders may recommend nominees to the Board. The Company does not currently have a hedging policy in respect of our common stock or insider trading policies and procedures.

The Company does not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Hoo Boon Lee serves as the Company’s Chief Executive Officer, President, Principal Accounting Officer, Treasurer, Secretary and Director. The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. The Company has no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. The Company’s current structure has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of its common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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Shareholder Communication with the Board

Shareholders may send communications to the Board by writing to Oyocar Group Inc., 23 Jalan Pulai Mesra 9, Bandar Kangkar Pulai, 81110, Johor Bahru Johor, Malaysia, Attention: Board of Directors.

Executive Compensation

The following table provides certain information regarding compensation awarded to, earned by or paid to the Company’s Chief Executive Officer during the years ended August 31, 2025 and 2024 (the “Named Executive Officer”).

Summary Compensation Table

	Fiscal Year			Stock	Option
	Ended	Salary	Bonus	Awards	Awards	All Other	Total
Name and Principal Position	8/31	($)	($)	($)	($)	($)	($)
Jonathan Rafael Perez Peralta	2025	-	-	-	-	-	-
Former President and Treasurer	2024	-	-	-	-	-	-

Hoo Boon Lee(1)	2025	-	-	-	-	-	-
President, Chief Executive Officer, Treasurer and Secretary	2024	-	-	-	-	-	-

(1) This person did not assume her positions with the Company until July 20, 2026.

Compensation of Directors

During the years ended August 31, 2025 and 2024, no compensation was paid to the Company’s directors in consideration for their services rendered in their capacities as Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 20, 2026, the shareholdings of (1) each person owning beneficially 5% or more of the Company’s outstanding common stock; (2) each executive officer of the Company, and (3) all officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment power over his securities. Information relating to beneficial ownership of securities by our principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power. Except as disclosed herein, we do not have any outstanding options or other securities exercisable for or convertible into shares of our common stock. Unless otherwise indicated, the address of each person listed is c/o Oyocar Group Inc., 23 Jalan Pulai Mesra 9, Bandar Kangkar Pulai, 81110, Johor Bahru Johor, Malaysia.

Name of Beneficial Owner	Title of Class	Beneficial Ownership	Percent of Class(1)
Hoo Boon Lee(2)	Common Stock	11,985,000	78.14%
All Officers and Directors as a Group (1 person)	Common Stock	11,985,000	78.14%

(1)	Based on 15,337,250 shares outstanding, as of the date of this Current Report.
(2)	Officer and director.

Changes in Control

The Company does not currently have any arrangements which if consummated may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: Oyocar Group Inc., 23 Jalan Pulai Mesra 9, Bandar Kangkar Pulai, 81110, Johor Bahru Johor, Malaysia, Attention: Board of Directors. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

OYOCAR GROUP INC.

Dated: July 28, 2026	By:	/s/ Hoo Boon Lee
Hoo Boon Lee
Chief Executive Officer

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